

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2015

<u>Via E-mail</u>
Richard R. Dykhouse
CCH I, LLC
Executive Vice President, General Counsel and Corporate Secretary
400 Atlantic Street
Stamford, Connecticut 06901

> **Re: CCH I, LLC**
> **Registration Statement on Form S-4**
> **Filed December 9, 2014**
> **File No. 333-200809**

Dear Mr. Dykhouse:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Revise throughout to make clear that Charter shareholders are being asked to approve the issuance of New Charter shares in exchange for GreatLand Connections shares <u>and</u> existing Charter shares. Make clear that the registration statement registers all shares being issued in the transaction.

Rule 425 Filing on December 19, 2015

2.  We note Mr. Rutledge states that Charter practices net neutrality. Please tell us the standards that Charter uses to determine whether it practices net neutrality and how Charter complies with these standards. For instance, please tell us whether Charter complies with the Notice of Proposed Rule Making on Net Neutrality released on May 15, 2014 by the FCC.

Questions and Answers about the Transactions and the Special Meeting, page 4

What will happen in the GreatLand Connections Merger?, page 5

3.      Please revise here and elsewhere in the filing your explanation of how the number of shares to be issued to GreatLand Connections' shareholders will be determined.  You should consider including a separate Q&A explaining the purpose behind using a complicated formula to determine the number of shares.  You should also consider providing an example of the calculation and a range of possible number of shares to be issued.  Also explain the effect of the post-closing adjustment on the number of shares to be issued.

Overview, page 14

4.      We note your graphic representations of the Transactions on pages 15 and 16 and elsewhere in the prospectus.  Please revise to integrate the related transactions for each step.  For instance, illustrate the exchange and sale of cable systems between Comcast and New charter and the exchange of Greatland Connections notes for Comcast notes.

Risk Factors, page 26

5.      You should consider including a separate risk factor highlighting the risk that the GreatLand Connections' Board did not obtain an independent financial advisor's opinion that the merger transaction was fair to the GreatLand Connections shareholders.

GreatLand Connections expects its programming expenses to increase considerably immediately following the Spin-Off, page 37

6.      Although the heading of this risk factor does identify a risk to GreatLand Connections, the body of the risk factor does not explain the risk in reasonable detail.  Expand the risk factor to highlight the magnitude of the increases in expenses taking into consideration Charter's management of GreatLand Connections' operations and the tangible differences between Comcast's and Charter's programming costs.

The Transactions, page 50

7.      You should consider including a map of the United States showing the before and after footprint of Charter's operations.

Background of the Mergers, page 55

8.      We note your disclosure in the third paragraph on page 56.  Please disclose the material terms discussed among the parties starting on April 10, 2014 and continuing for the next four days.

9.      Please disclose the material parts of the board meeting on April 15, 2014.

10.     We note from April 15 to April 21 the parties negotiated over the financing structure including the debt-for-debt exchange, closing conditions, and termination rights.  Please disclose the material terms over which the parties negotiated and their resolution.

11.     Please provide the same disclosure for the discussions from April 17 to April 20, 2014.

Opinion of LionTree Advisors LLC, page 60

12.     We note your disclosure on pages 64 and 65.  We note at the top of page 65 you appear to disclose the mean, median, minimum and maximum for certain measures and compare those to the multiples implied by the Transactions.  Please explain how they compared to the multiples implied by the Transaction and how they impacted your opinion.

Opinion of Goldman Sachs & Co., page 66

Comparable Companies Analysis, page 70

13.     Please explain the purpose of this analysis.

Selected Precedent Transactions Analysis, page 71

14.     Please explain the purpose of this analysis.

Accounting Treatment, page 79

15.     We note that you will account for your investment in GreatLand Connections under the equity method.  Addressing the voting interest and variable interest criteria under ASC 810, tell us in detail how you concluded that, under the terms of the Charter/Comcast Transaction agreement (Annex A), you will not control and not be required to consolidate GreatLand Connections.  In addition, provide in your response an analysis of the authority and control afforded to you, including any special rights or restrictions, over the company and the services that will be provided under the Charter Services Agreement.  In this regard, we note your disclosure on page 98 that Greatland Connections will be

granted "overall authority and supervision" under the Charter Services Agreement. Please name and describe for us any supervisory and operational decisions that will be granted to Greatland Connections over Charter's services.

Material U.S. Federal Income Tax Consequences, page 80

16.     This discussion must be expanded to cover the material U.S. federal income tax consequences to GreatLand Connections shareholders.  Furthermore, the tax opinions of both Comcast's and Charter's tax counsels must be filed as exhibits to the Form S-4.

Unaudited Pro Forma Financial Information, page 111

17.     In regard to your pro forma condensed consolidated statement of operations for both the nine months ended September 30, 2014 and the year ended December 31, 2013, we note that the depreciation and amortization expenses of the TWC Cable Systems Acquired are significantly lower as percentage of revenues than Charter's Historical.  Please explain why.

Note 1. Pro Forma Adjustments, page 117

18.     In regard to your preliminary purchase price allocation on page 118, please provide further supporting disclosure for each purchase price adjustment to each tangible and intangible asset acquired and liability assumed. This disclosure should explain in greater detail what the adjustment represents and how the increase or decrease was determined, including a brief explanation of the factors and assumptions involved in the calculation. For example, please disclose and explain how you determined the increase in property, plant and equipment, franchises and customer relationships.

19.     In regard to footnote l(g), please disclose and explain to us why it was not necessary for you to record this adjustment in the pro forma result of operations for the year ended December 31, 2013.

20.     Please disclose and explain to us whether you considered any preliminary fair value adjustments to TWC's operating or capital lease agreements.

21.     In regard to footnote 1(h) please expand the disclosure so that it is transparent to a reader how the increased depreciation and amortization adjustment amounts were calculated by providing depreciation and amortization expenses separately, by explaining whether or not you used a weighted average life for property, plant and equipment and by describing the accelerated amortization method used for customer relationships.

Richard R. Dykhouse
CCH I, LLC
January 5, 2015
Page 5

22. In regard to footnote 1(i) please expand the disclosure and show how interest expense adjustment amounts were calculated, including any interest rates used.

23. In regard to footnote 1(j) please expand the disclosure and quantify the calculation for the income of investee amounts shown.

Annex A, page A-1

24. We note in the SpinCo Governance section of the Charter/Comcast Transactions Agreement that each of the 3 independent directors selected by Comcast to the Board of Directors of SpinCo will need to be reasonably acceptable to Charter. Please explain the meaning of "reasonably acceptable" and tell us under what circumstances a director would not be acceptable.

25. We note in the SpinCo Governance section of the Charter/Comcast Transactions Agreement that each of the 3 independent directors selected by Comcast to the Board of Directors of SpinCo from a list of potential nominees provided by Charter will need to be reasonably acceptable to Comcast. Please explain the meaning of "reasonably acceptable" and tell us under what circumstances a director would not be acceptable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Richard R. Dykhouse
CCH I, LLC
January 5, 2015
Page 6


       Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Ajay Koduri, Senior Counsel, at 202-551-3310 or me at 202-551-3810 with any other questions.

            Sincerely,

            /s/ Larry Spirgel

            Larry Spirgel
            Assistant Director


cc:    <u>Via E-mail</u>
        Steven A. Cohen
        Wachtell, Lipton, Rosen & Katz